

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 28, 2017

Via E-mail
Cale Thomas
Chief Financial Officer
Rise Resources, Inc.
488-1090 West Georgia Street
Vancouver, British Columbia, Canada V6E 3V7

Re: Rise Resources, Inc.
        Form 10-K for the Fiscal Year Ended July 31, 2016
        Filed October 31, 2016
        Form 10-Q for the Quarterly Period Ended October 31, 2016
        Filed on December 9, 2016
        File No. 000-53848

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2016

Item 1. Business
Description of Business
Mineral Properties page 23

1.   We note your disclosure of mineral resources on page 23 for an adjacent property and on page 28 for your Ron property. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to Item 102 of Regulation S-K. Please remove these mineral resources.

2.   We note your disclosure of historical exploration work. Please include in your disclosure a brief summary of your data verification and quality assurance procedures for

exploration work performed on your properties. If these processes have yet to be developed then include a statement to this effect in your disclosure.

Item 9A. Controls and Procedures, page 40

3.   Please provide a conclusion regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. In addition, provide management's annual report on internal control over financial reporting pursuant to Item 308 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 31, 2016
Item 4. Controls and Procedures, page 7

4.   Please provide a conclusion regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K.

You may contact Steve Lo at (202) 551-3394 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at (202) 551-3610 regarding the engineering comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining